Filed by  Vivendi S.A.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                       Subject Company: The Seagram Company Ltd.
                                                      Commission File No. 1-2275

                                                                             and

                                                Subject Company: Canal Plus S.A.
                                                     Commission File No. 82-2270

                                                             Date: June 27, 2000

                          *  *  *  *  *  *  *  *  *  *

                 THE FOLLOWING IS A PRESENTATION PREPARED WITH
          RESPECT TO THE PROPOSED STRATEGIC BUSINESS COMBINATION AMONG
           THE SEAGRAM COMPANY LTD., VIVENDI S.A. AND CANAL PLUS S.A.


[VIVENDI UNIVERSAL LOGO]

                             THE PROPOSED MERGER OF
                           VIVENDI, CANAL+ AND SEAGRAM

                    Building a Global Communications Company

                                   JUNE 2000


[GRAPHIC]

[VIVENDI UNIVERSAL LOGO]

SAFE-HARBOR STATEMENT

This presentation contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this release address the following subjects: expected date of closing the merger; future financial and operating results; and timing and benefits of the merger.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the Vivendi, Canal+ and Seagram businesses will not be integrated successfully; costs related to the merger; failure of the Vivendi, Canal+ or Seagram stockholders to approve the merger; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; inability to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers.

Investors and security holders are urged to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Vivendi, Canal+ and Seagram. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Vivendi, Canal+ and Seagram with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Vivendi, Canal+ and Seagram. Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint press release relating to the transaction filed with the Commission by Vivendi and Seagram on June 20, 2000.

[GRAPHIC]

[VIVENDI UNIVERSAL LOGO]

TRANSACTION OVERVIEW

-        Vivendi - Seagram Transaction

         - Fixed price of $77.35 in Vivendi Universal stock within a Vivendi share price collar of $96.69-$124.30

         - Fixed exchange ratio outside the collar of not less than 0.622 or more than 0.800 Vivendi Universal shares per Seagram share

         - Tax free for all shareholders - US holders to receive ADRs and Canadian holders electing to receive 30 year maturity exchangeables

         - Bronfman family signed a voting agreement committing their vote in favor of the transaction. In addition, Phillips has stated its intention to support the transaction

-        Vivendi - Canal+ Transaction

         - Canal+ shareholders to receive 2.0 Vivendi Universal shares per Canal+ share

-        Vivendi Universal to list ADRs on the NYSE before closing

- Vivendi Universal approximate ownership - Vivendi (58%), Seagram (29%), Canal+ (12%)

[GRAPHIC]

[VIVENDI UNIVERSAL LOGO]

VISION

"A Merger for the Convergence Era"

             Create and Deliver the Most Preferred Consumer Content and Services to Customers Everywhere, at Anytime, and
                        Across All Platforms and Devices

             To Build Shareholder Value through the Acceleration of
               our Core Businesses and the Development of New and
                           Profitable Revenue Streams

           ... a vision built on industry leading businesses, unique
          breadth of global and local content, and the premier multi-
                                access footprint

[GRAPHIC]

[VIVENDI UNIVERSAL LOGO]

COMMUNICATIONS BUSINESS SUMMARY

Industry Leading Content, Aggregation and Access Businesses...

                   Telecommunications (Cegetel, SFR & Xfera)

- Only diversified competitor to FT - across fixed/wireless and voice/data

- High growth business - 20% per annum revenue growth targeted through 2002

-        8mm wireless customers today

         -        France's 2nd largest operator (35% market share)

         -        High growth - - - 10mm + customers by Dec. 2000/16mm by 2002

         -        High margin potential: target EBITDA margin >40% by 2002

-        2mm wireline customers (at 12/2000)

         -        #2 in France after FT with 7% market share

-        UMTS licenses

         -        Spain, France (expected)

         -        Vizzavi access

[GRAPHIC]        [CEGETEL LOGO]        [SFR LOGO]        [XFERA LOGO]

Source: Vivendi Management

[Vivendi Universal Logo]

COMMUNICATIONS BUSINESS SUMMARY
Industry Leading Content, Aggregation and Access Businesses...

                                     Pay TV

- Leading pan-European pay TV operator with strong brand name
         - 14 million subscriptions in 11 countries - 15 million by year end 2000
         - multi-channel interactive services to 4mm satellite subscribers
         - acceleration of migration towards digital

- Europe's third largest TV and Film library

- Exclusive, long term agreements for sports programming

- Expecting strong growth in new subscribers, particularly digital -- which is expected to represent 100% of the market by 2005

- 23% stake in BSkyB

[GRAPHIC]        [CANAL+ LOGO]        [CANALSATELLITE LOGO]       [TELEPIU LOGO]

Source: Vivendi Management

[Vivendi Universal Logo]

COMMUNICATIONS BUSINESS SUMMARY
Industry Leading Content, Aggregation and Access Businesses...

                        Havas Publishing and Multimedia

-  Diversified global media company (publishing, multimedia, Internet)

     - #1 in the US and #2 worldwide in PC and online games

     - #3 in education and publishing worldwide

-  Operations in more than 40 countries

-  Acquired Cendant Software in 1999

- Substantial new opportunities in digitalization and online content distribution

[GRAPHIC]         [HAVAS LOGO]         [KLEIO.FR LOGO]         [HARRAP LOGO]

Source: Vivendi Management

[VIVENDI UNIVERSAL LOGO]

COMMUNICATIONS BUSINESS SUMMARY
Industry Leading Content, Aggregation and Access Businesses...

                            Vivendi Net and Vizzavi

- Network of Internet businesses which connects the Internet activities of Havas, Cegetel and Canal+

-  Incubator of early stage Internet ventures

- Most importantly, joint venture with Vodafone to create Vizzavi, a European multi-access portal utilizing the world's largest subscriber footprint


      [GRAPHIC]       [VIZZAVI LOGO]       [SCOOT LOGO]      [@VISO LOGO]


Source: Vivendi Management

[Vivendi Universal Logo]


VIZZAVI - KEY STRENGTHS



- Access from PC, mobile and TV platforms -- will benefit from the largest European customer reach

- Default home page for entire controlled European customer bases of Vivendi, Vodafone and Canal+ (currently 80 million potential subscriber footprint)

-  Preferred supplier status for Vizzavi with Vodafone's ventures outside
   Europe: Internet content and services distribution

-  Use mobile and iTV subscriber bases to help with the battle for the PC

-  Access to attractive content - Content aggregation expertise

-  Outstanding position to negotiate advertising and e-commerce deals

- Win-win situation for access and content: loyalty (decreasing churn) and additional traffic and audience


[GRAPHIC]

[Vivendi Universal Logo]

VIZZAVI -- THE OPPORTUNITY

- The Market

   - 2nd generation of Internet -- broadband and multi-access
     --------------------------------------------------------
     Users in millions(a)
                                  1999         2005
                            ---------------------------------
     Digital TV                     15          100
     WAP and 3G mobile               0          300
     Internet PC                   140          300
     Console games                   0           45
     --------------------------------------------------------

- Vizzavi

   - Only large scale footprint that can deliver multi-access connectivity = 80m potential Vivendi, Vodafone and Canal+ subscribers - 100m by mid 2001

   - Ownership of exceptional content a key differentiator to drive adoption and usage = music, games, sports, education, cartoons, local info, video

[GRAPHIC]        (a) Source: Broker Research

[Vivendi Universal Logo]


Music on the Internet

- A $40 Bn global business with strong economic fundamentals
   - Low capital expenditures
   - High cash flow generation
   - Stable historical growth
   - Predictable profitability

- Piracy is being tackled by legal and technical responses

- The Internet is the opportunity of a lifetime
  - Sell more enhanced products
  - Subscription models
  - Previews

- Online music sales will also ...
 - Reduce inventories and product return costs
 - Cut manufacturing and distribution costs

[GRAPHIC]

[Vivendi Universal Logo]

VIZZAVI AND UMG: DRIVING ADOPTION

- Distribute Vizzavi on close to 300m music CDs per year in Europe

- Include compressed music on CD and DVD as "stores at home" for use with Vizzavi

- Offer music and film subscriptions simultaneously -- available on mobile phone, television and PC

- Establish cross promotion and loyalty systems across all Vivendi Universal content divisions

- First access to popular new releases

Speed to market and windowing of content drives adoption and use of Vizzavi and sales of content

[GRAPHIC]

[Vivendi Universal Logo]


VIZZAVI - ROADMAP



Q1 2000               Q2 2000         Q3-Q4 2000      2001          2001/2002

-  Vodafone and     -  Closing      -  UK (July)   -  Further      -  UMTS on
   Vivendi create      of the                         stages of       mobile
   a Multi             agreement    -  Germany        European
   Access Portal       (May)           (Fall)         roll-out
   (January)                                          programme
                    -  Brand        -  Italy (Year    (10 more
-  Vizzavi CEO         name:           End)           countries)
   appointed:          Vizzavi

   Evan             -  Vizzavi      -  GPRS on     -  Pay-TV:
   Newmark             available       mobile         web set-top
                       for PC and                     boxes
                       mobile                         available
                       access in
                       France
                       (June)


[GRAPHIC]

[VIVENDI UNIVERSAL LOGO]

VIZZAVI -- KEY SERVICES

          Value Added
       Services Provider

-  Personalization
       --  My map
       --  Our map (community management)


-  Web Communication
       --  Unified e-mail
       --  Chat forums
       --  Instant messaging


-  E-commerce facilitation
       --  Authentication
       --  Payment tools
       --  Comparison shopping
       --  Universal shopping cart
       --  Personalized advertising
       --  Service platform


-  Other value added services
       --  Search engine


             Content & Services
               Aggregation (a)

-  Vertical portal            -  E-commerce
     --  Games                     --  Books
     --  Sports                    --  Leisure
     --  News                      --  Music
     --  Finance                   --  IT
     --  Education                 --  Travel
     --  Health                    --  Brokerage
     --  Local services            --  ...
     --  Job
     --  ...

[GRAPHIC]

(a) Personalized local and global content and services

[Vivendi Universal Logo]

VIZZAVI: LEVERAGING THE 2ND INTERNET GENERATION

- Vivendi/Vodafone: a powerful combination to create a multi-access portal
  - Vizzavi

    - It provides customers with a seamless environment across platforms (Mobile, TV, PC, PDA) for Internet services and content
    - More cross-marketing, more traffic, more revenues, and more loyalty
    - New revenue streams

- Thanks to:

    - the largest reach for European Mobile and PAY-TV subscribers
    - a compelling advance in mobile data (GPRS and then UMTS) and interactive services on TV
    - leading content in key areas
      (music, sports, movies, TV, education, games, healthcare,...)
    - unique ability to drive personalization, customization and localization of content services

[GRAPHIC]

[Vivendi Universal Logo]

SELECTED REVENUE SYNERGIES
Content [arrows] Access

- Wireless phone as walkman - drive adoption of wireless service with promotional music

- Set top boxes as hard drives containing compressed music - drive adoption of Canal+ digital offerings

- Marry Universal film channels and FarmClub with Canal+

- Canal+ platform combined with access to 27 million Universal subscribers and world's largest film and TV library will be used to drive current channels to profitability more quickly and create new channels for additional revenues

- Vivendi Universal's added importance due to owned content enables alliances with other access and content companies

            Estimated Revenue Synergies = Euro 200M beginning in 2002

[GRAPHIC]     Source: Vivendi Management

[Vivendi Universal Logo]


                          COMMENCEMENT OF COST SAVINGS




                             2000          2001              2002
                         --------- --------------------- -----------
                         Q3   Q4    Q1    Q2   Q3    Q4    Q1    Q2
====================================================================

Corporate O/Hs                            X     X     X     X     X
--------------------------------------------------------------------
Purchasing                                      X     X     X     X
--------------------------------------------------------------------
IT                                              X     X     X     X
--------------------------------------------------------------------
Logistics                                       X     X     X     X
====================================================================

                         [arrow pointing to end of Q4 2000]
                               Deal Closes Prior


[GRAPHIC]     Estimated Cost Synergies = Euro 400M beginning by 2H 2001



         Source: Vivendi Management

[Vivendi Universal Logo]

MAJOR NON COMMUNICATION ASSETS

Environment
-----------

- Strong cash flow with leading service businesses:

  - Water; waste management; energy; transport.

- IPO process underway

- Proceeds anticipated to be used to reduce environmental net debt

- Industry beginning its consolidation

[GRAPHIC]

[VIVENDI UNIVERSAL LOGO]

MAJOR NON COMMUNICATION ASSETS

Spirits & Wine

-  Strong cash flow with leading brands

     -  Chivas Regal, Martell, Crown Royal, Seagrams VO, 7Crown, Gin

-  Strategic alternatives to be pursued in the near term

-  Significant interest expressed by 3rd parties

-  Maximize shareholder value

[GRAPHIC]

[VIVENDI UNIVERSAL LOGO]

A FINANCIAL POWERHOUSE


-  Vivendi communications division potentially debt free

     - Vivendi communications division net debt (Euro 2.0B) offset by BSkyB exchangeable proceeds (Euro 1.48B) = Euro 0.5B

     -  Spirits & wines proceeds potentially offset Seagram net debt (Euro 6.9B)

-  Free cash flow - significantly positive(a)

     -  2001E       Euro +0.7B

     -  2002E       Euro +2.6B

-  4.0 bn + EBITDA in 2000 -- Approximately 40% growth 2000 - 2002(b)

-  Well positioned to capture value across all parts of value chain

[GRAPHIC]

(a) Disposal and UMTS excluded after interest and dividends
(b) Assuming 100% consolidation of USAi
Source: Management Estimates

Vivendi Universal

VIVENDI UNIVERSAL SUM OF THE PARTS



                                           PF APPROXIMATE VALUE      % OF
                                                (Euro B)            TOTAL
----------------------------------------------------------------------------

Access                                      Euro 60-72                44%
Content                                          40-48                28
Aggregation                                      20-25                15

Environment                                      11-12                 8

Cash & Investments (at parent)                     7-8                 5
----------------------------------------------------------------------------

Total                                          138-165               100

Per Share (a)                            Euro  125-150

Estimated Synergies                                7-9
----------------------------------------------------------------------------
Total Per Share                          Euro  132-159
----------------------------------------------------------------------------

-Assumes approximately 1.1 bn PF shares outstanding.
Source: Vivendi Management and market sources

[VIVENDI UNIVERSAL LOGO]



VIVENDI UNIVERSAL:
AN INTEGRATED COMMUNICATIONS GROUP


- Multi-access, multi content -- not PC centric
- Global leader in its markets
- Focused on convergence
- Cash positive balance sheet
- Positive cash flow


Real opportunity to:

- Generate significant synergies
- Pursue future growth opportunities




[GRAPHIC]

[VIVENDI UNIVERSAL LOGO]

Additional Upside Opportunities



-  SYNERGIES -- potential for stronger results

-  MUSIC -- impact of new business models

-  USAi -- expansion on combined platform and future control premium

- ADDITIONAL TV CHANNELS OUTSIDE USAi -- accelerated pace to breakeven with access to 27 million current subscribers

- INTERACTIVE GAMES -- access to Universal characters and console business opportunities

-  MULTI ACCESS PORTAL -- opportunities outside Europe

-  VIZZAVI -- higher penetration and adoption rates



        [RIGHT POINTING ARROW] Should Be Valued Above Sum-Of-The-Parts




[GRAPHIC]

[VIVENDI UNIVERSAL LOGO]




     VIVENDI UNIVERSAL WILL OFFER CONSUMERS MUSIC, SPORTS, FILM, TELEVISION, PUBLISHED INFORMATION, EDUCATION, AND INTERACTIVE GAMES ACROSS SATELLITE, TV, FIXED WIRE AND WIRELESS TELEPHONY, AND INTERNET ACCESS VIA ANY DEVICE, AT ANY TIME, IN ANY PLACE

[GRAPHIC]

[Vivendi Universal Logo]




                                    APPENDIX



[GRAPHIC]

[Vivendi Universal Logo]



SEAGRAM BUSINESS SUMMARY
Industry Leading Content Businesses...


                                  Music (UMG)


-  #1 Worldwide, 2x EBITDA of nearest competitor

-  High, growing and predictable cash generation

-  Currently narrow demographic and geographic penetration

-  Internet - "The Opportunity of a Lifetime"

-  At doorstep of launching new digital businesses

-  Piracy - legal, technical, commercial responses to address


[GRAPHIC]

[VIVENDI UNIVERSAL LOGO]


SEAGRAM BUSINESS SUMMARY
Industry Leading Content Businesses...



              Filmed Entertainment



- #2 motion picture and #1 television libraries in the world

- Major film production studio - recent turnaround, tight cost discipline

- Valuable new channels - Sci-Fi, 13th Street, Studio Universal...

- Valuable equity channels - HBO Asia, VIVA, Sundance

- Modest EBITDA and valuation today; major digital opportunity tomorrow


[GRAPHIC]

[VIVENDI UNIVERSAL LOGO]

SEAGRAM BUSINESS OVERVIEW
Industry Leading Content Businesses...


                         Universal Studios Theme Parks


-  #2 operator in world - Orlando, Hollywood, Barcelona, Osaka (2001)

-  Strong Growth -- 2003E EBITDA Attributed = $450M

-  High ROE -- management fees, equity partners, project finance


[GRAPHIC]

[Vivendi Universal Logo]


SEAGRAM BUSINESS SUMMARY
Industry Leading Content Businesses...


                                      USAi

-  43% owned - market value of $7 - 8bn

-  Leading general entertainment channel with 78mm subscribers

-  Second largest electronic retailer

-  Fast growing Sci-Fi cable channel with 59mm subscribers

-  Leading provider of automated ticketing services

- Valuable Internet assets - ticketmaster/citysearch, hotel reservation networks


[GRAPHIC]

[Vivendi Universal Logo]


VIZZAVI - A PERSONALIZED AND CONSISTENT
ENVIRONMENT WHATEVER THE ACCESS MODE

                 my Vizzavi Mobile             Content
                    [GRAPHIC]

my Vizzavi PC
[GRAPHIC]           [LINE]          [LINE]       Advertisers

                 [LINE]              [LINE]
                         [GRAPHIC]

                         my Vizzavi
           [LINE]                      [LINE]


                          Vizzavi                Vendors
my Vizzavi TV             Services
 [GRAPHIC]
                                       30

[GRAPHIC]

[VIVENDI UNIVERSAL LOGO]


ORGANIZATION

                               VIVENDI UNIVERSAL
                          Chairman: Jean-Marie Messier
                       Vice Chairman: Edgar Bronfman Jr.
                    Co-COOs: Pierre Lescure and Eric Licoys

         [ARROW]         [ARROW]         [ARROW]       [ARROW]       [ARROW]

                                                       (44% Voting Control)
         IMAGES          PUBLISHING       MUSIC        TELECOM      INTERNET
  (Canal +/Universal)       (Havas)       (UMG)      (Cegetel)   (Vizzavi - 50%)

        Pierre               Eric         Doug       Philippe     Philippe
        Lescure              Licoys       Morris      Germond     Germond


                    [ARROW]
                    42%

                    USAi

                    Barry
                    Diller

- Organized by line of business not geography

- Music and Internet report to Vice Chairman; other businesses report directly to Chairman

- Content, aggregation and access - integrated globally by senior management and synergy teams


[GRAPHIC]



                                       31


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